EXHIBIT 23.1
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                          [BKD, LLP Letterhead]


   The Board of Directors
   First Mid-Illinois Bancshares, Inc.

        We consent to the incorporation by reference in this registration statement on Form S-3 of First Mid-Illinois Bancshares, Inc. of our report dated March 4, 2009, on our audits of the consolidated balance sheets of First Mid-Illinois Bancshares, Inc. and subsidiary as of December 31, 2008 and 2007, and the related consolidated statements of income, changes in stockholders' equity and cash flows for the three-year period ended December 31, 2008, and management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2008, which report appears in the December 31, 2008 annual report on Form 10-K of First Mid-Illinois Bancshares, Inc.


   /s/ BKD, LLP

   Decatur, Illinois
   August 24, 2009